Gmail **Such A Funny Life Channel <suchafunnylifemovie@gmail.com>**

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Such A Funny Life Channel <suchafunnylifemovie@gmail.com> Fri, Oct 29, 2021 at 12:58 PM
To: Anmol Vanamali <anmol.vanamali@gmail.com>

Not live yet but just to take a look: https://wefunder.com/hld.film.llc

Oliver Mann
Writer | Director | Producer
Open Sense Productions
M: 347-547-4722
Oliver Mann IMDb